                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-82219
Prospectus Supplement (to Prospectus Dated August 5, 1999)
$500,000,000

HCA - THE HEALTHCARE COMPANY

FLOATING RATE SENIOR NOTES DUE SEPTEMBER 19, 2002

MATURITY

- The Notes will mature on September 19, 2002.

INTEREST

- The interest rate on the Notes will be the three-month LIBOR rate plus 1.50%. The calculation agent will determine LIBOR and the interest rate will be reset for each quarterly interest period.

- Interest on the Notes is payable on March 19, June 19, September 19 and December 19 of each year, beginning December 19, 2000.

- Interest will accrue from September 19, 2000.

REDEMPTION

- The Notes are not redeemable.

- There is no sinking fund.

RANKING

- The Notes are senior unsecured obligations. The Notes rank equally with all of our existing and future unsecured senior debt and senior to all of our existing and future subordinated debt.

LISTING

- We do not intend to list the Notes on any securities exchange.

THE COMPANY

- Our principal office is located at One Park Plaza, Nashville, Tennessee 37203. Our telephone number is (615) 344-9551.

  ----------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
  ----------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                    Per Note        Total
----------------------------------------------------------------------------------------------------------
  Initial Price to Public                                           100.00%              $500,000,000
  Underwriting Discount                                               0.25%              $  1,250,000
  Proceeds to Us (Before Expenses)                                   99.75%              $498,750,000
----------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------

-    The Notes will be delivered to you in global    -    The Underwriters listed below will purchase
     form through the book-entry delivery system          the Notes from us on a firm commitment basis
     of The Depository Trust Company on or about          and offer them to you, subject to certain
     September 19, 2000.                                  conditions.

CHASE SECURITIES INC.

      J.P. MORGAN & CO.
  ----------------------------------------------------------------------------
         The date of this Prospectus Supplement is September 14, 2000.

     You should read this prospectus supplement along with the prospectus that follows. Both documents contain information that you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

  ----------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
         PROSPECTUS SUPPLEMENT

Forward-Looking Statements.............  S-3
Prospectus Supplement Summary..........  S-4
Ratio of Earnings to Fixed Charges..... S-11
Use of Proceeds........................ S-11
Capitalization......................... S-12
Description of the Notes............... S-13
Underwriting........................... S-17

                                        PAGE
                                        ----

              PROSPECTUS

Where You Can Find More Information....    2
The Company............................    3
Ratio of Earnings to Fixed Charges.....    3
Use of Proceeds........................    3
Description of the Debt Securities.....    4
Plan of Distribution...................   11
Legal Opinions.........................   11
Experts................................   11

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the attached prospectus contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, strategic objectives and the anticipated effects of the offering. See "Prospectus Supplement Summary." These forward-looking statements are based on our current plans and expectations and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to,

     - the highly competitive nature of the health care business,

     - the efforts of insurers, health care providers and others to contain health care costs,

     - possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers,

     - changes in federal, state or local regulation affecting the health care industry,

     - the ability to increase patient volumes and control the costs of providing services,

     - the ability to attract and retain qualified management and personnel, including physicians,

     - liabilities and other claims asserted against us,

     - changes in accounting practices,

     - changes in general economic conditions,

     - future divestitures which may result in additional charges,

     - the ability to enter into managed care provider arrangements on acceptable terms,

     - the availability and terms of capital to fund the expansion of our business,

     - changes in business strategy or development plans,

     - slowness of reimbursement,

     - the ability to implement our shared services and e-health initiatives,

     - the outcome of the known and unknown governmental investigations and litigation involving our business practices, including the ability to negotiate and execute definitive settlement agreements in the government's civil cases and judicial approval thereof,

     - the outcome of pending and any future tax audits and litigation associated with our tax positions,

     - the outcome of our continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and our anticipated corporate integrity agreement with the government, and

     - other risk factors described in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements we make. You should not unduly rely on these forward-looking statements when evaluating the information presented in this prospectus supplement, the attached prospectus or the documents incorporated by reference in this prospectus supplement and the attached prospectus.

                         PROSPECTUS SUPPLEMENT SUMMARY

     You should read the following summary information together with the detailed information included in this prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement and the attached prospectus. On May 25, 2000, Columbia/HCA Healthcare Corporation changed its name to "HCA - The Healthcare Company." As used in this prospectus supplement and the attached prospectus, the terms "HCA" and "we" refer to HCA - The Healthcare Company and its affiliates. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners.

                                      HCA
OVERVIEW

     We operate the largest chain of general acute care hospitals in the United States along with an expansive network of outpatient surgery centers and other related health care operations. At June 30, 2000, our affiliates owned and operated 195 hospitals and 80 outpatient surgery centers. Our affiliates are also partners in several 50/50 joint ventures that own and operate nine hospitals and three outpatient surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our hospitals provide a comprehensive array of services including internal medicine, cardiology, oncology, obstetrics, general surgery, neurosurgery and orthopedics, as well as diagnostic and emergency services. We also provide outpatient and ancillary services through our acute care hospitals and outpatient facilities, including outpatient surgery and diagnostic centers, rehabilitation and other facilities. We operate preferred provider organizations in 47 states and the District of Columbia.

RESTRUCTURING AND REORGANIZATION

     In 1997 we encountered significant challenges and changes. The hospital industry was adversely affected by Medicare reimbursement reductions resulting from the Balanced Budget Act of 1997 (which became effective October 1, 1997), increased managed care penetration and increased government scrutiny of hospital operations. In addition, we learned that we were the subject of a federal investigation related to government reimbursement programs. The investigation was subsequently expanded in July 1997 to include outpatient laboratory billing issues, home health issues, relationships with physicians, diagnosis related group, or DRG, coding and Medicare cost report issues.

     In response to these industry and governmental challenges, we installed new senior management, redefined our objectives and business practices and initiated a substantial restructuring plan designed to properly align HCA in this new environment. Dr. Thomas F. Frist, Jr., who was serving as our Vice Chairman, was named Chairman of the Board and Chief Executive Officer. Dr. Frist implemented a new corporate strategy emphasizing a renewed focus on a values-based corporate culture, operations rather than acquisitions, local communities and the highest quality care.

     Based on a comprehensive review of our business portfolio, we developed a restructuring plan in which we identified non-strategic segments and assets for divestiture. Since 1997, we have reduced the number of our hospitals by more than 40%, or 141 hospitals, and the number of surgery centers by 70, and sold substantially all of our home health operations and various other non-core assets, for total proceeds of approximately $5.0 billion. We used the proceeds to repay a portion of our outstanding indebtedness and to repurchase shares of our common stock.

OUR BUSINESS STRATEGY

     Our primary objective is to provide the communities we serve with a comprehensive array of quality health care services in the most cost-effective manner. We also seek to enhance financial performance by increasing utilization of, and improving operating efficiencies in, our facilities, consistent with our ethics and compliance program and governmental regulations. To achieve these objectives, we pursue the following strategies:

     - focus on strong assets in select, core communities;

     - develop comprehensive local health care networks with a broad range of health care services;

     - grow through increased patient volume, expansion of specialty and outpatient services and selective acquisitions;

     - improve operating efficiencies through enhanced cost management, shared services and resource utilization;

     - recruit and develop strong relationships with physicians;

     - streamline and decentralize management consistent with our local focus;

     - effectively allocate capital in order to maximize return; and

     - reinforce our "patients first" philosophy and our commitment to ethics and compliance.

INVESTIGATIONS AND LITIGATION

     We are currently the subject of several federal investigations into some of our business practices, as well as governmental investigations by various states. We are cooperating in these investigations and understand, through written notice and other means, that we are a target in these investigations. Given the breadth of the ongoing investigations, we expect additional investigative and prosecutorial activity to occur in these and other jurisdictions in the future.

     In May 2000, we reached an understanding with attorneys of the Civil Division of the Department of Justice to recommend an agreement to settle, subject to certain conditions, civil claims actions against us relating to DRG coding, outpatient laboratory billing and home health issues. The understanding provides that we will compensate the government $745 million with respect to the issues covered by the agreement, with interest accruing commencing May 18, 2000 at a rate of 6.5%. The settlement is subject to approval by additional officials at the Department of Justice and other federal agencies, as well as state officials; execution of a corporate integrity agreement; execution of definitive settlement documents for the three issues included in the understanding; execution of agreements to resolve all pending criminal investigations; and court approval. The civil issues that are not included as part of the understanding are claims related to cost reports and physician relations issues.

     We are also a defendant in several qui tam actions brought by private parties on behalf of the United States of America, which have been unsealed. The actions allege, in general, that we violated the False Claims Act by submitting improper claims to the government for reimbursement. To our knowledge, the government has intervened in six unsealed qui tam actions. We are aware of additional qui tam actions that remain under seal and believe that there may be other sealed qui tam cases of which we are unaware. We are also a defendant in a number of other suits which allege, in general, improper and fraudulent billing, overcharging, coding and physician referrals, as well as other violations of law. Some of the suits have been conditionally certified as class actions.

     We remain the subject of a formal order of investigation by the Securities and Exchange Commission. We understand that the SEC investigation relates to the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws.

     We are not able to predict the outcome or quantify the effects that the ongoing investigations or the initiation of additional investigations, if any, will have on our financial condition or results of operations in future periods. The amounts claimed in the qui tam and other actions are substantial, and we could be subject to substantial costs resulting from an adverse outcome of one or more of these actions. Any sanctions or losses arising from these investigations or actions could have a material adverse effect on our financial position and results of operations. See our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 for a more detailed discussion of the risks and potential impact of the investigations and litigation.

                                  THE OFFERING

TERMS OF THE NOTES:

     Notes offered...............    $500,000,000 aggregate principal amount of
                                     Floating Rate Senior Notes due September
                                     19, 2002.

     Maturity date...............    The Notes will mature on September 19,
                                     2002.

     Interest payment dates......    March 19, June 19, September 19 and
                                     December 19 of each year, beginning
                                     December 19, 2000.

     Ranking.....................    The Notes are senior unsecured obligations.
                                     The Notes rank equally with all of our
                                     existing and future unsecured senior debt and are senior to all of our existing and future subordinated debt.

     Redemption and sinking
       fund......................    The Notes are not redeemable. There is no
                                     sinking fund.

     Form of Notes...............    One or more global securities, held in the
                                     name of Cede & Co., the nominee of The
                                     Depository Trust Company.

     Settlement and payment......    Same-day -- immediately available funds.

     Use of proceeds.............    We estimate that the net proceeds from the
                                     offering will be approximately $498.6
                                     million. We intend to use the net proceeds to reduce the balance outstanding on our 2000 bank term loan. See "Use of Proceeds."

 For additional information with respect to the Notes, see "Description of the
                                    Notes."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data together with the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 1999 and the condensed consolidated financial statements and the related notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                          SAME FACILITY FINANCIAL DATA

     The following table sets forth our same facility financial information and operating data for the twelve months ended June 30, 2000, the six-month periods ended June 30, 2000 and 1999 and the year ended December 31, 1999. Same facility information excludes the operations of hospitals and their related facilities which we either acquired or divested during the current or prior period.

                                                   TWELVE
                                                   MONTHS
                                                   ENDED            SIX MONTHS           YEAR ENDED
                                                  JUNE 30,        ENDED JUNE 30,        DECEMBER 31,
                                                 ----------   -----------------------   ------------
                                                    2000         2000         1999          1999
                                                 ----------   ----------   ----------   ------------
                                                          (UNAUDITED; DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................  $   15,816   $    8,207   $    7,756    $   15,032
OPERATING DATA:
  EBITDA (a)...................................  $    2,958   $    1,652   $    1,520    $    2,782
  Number of hospitals at end of period (b).....         186          186          186           192
  Number of licensed beds at end of period
    (c)........................................      41,253       41,253       41,253        42,053
  Admissions (d)...............................   1,506,400      774,100      754,600     1,463,300
  Equivalent admissions (e)....................   2,233,900    1,141,700    1,112,300     2,170,000
  Revenue per equivalent admission.............  $    7,080   $    7,188   $    6,973    $    6,927
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues.....................................         6.4%         5.8%         6.5%          5.3%
  Admissions (d)...............................         3.4          2.6          4.4           2.7
  Equivalent admissions (e)....................         3.2          2.6          4.4           2.5
  Revenue per equivalent admission.............         3.1          3.1          2.0           2.7

---------------

    (a) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, settlement with federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (b) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999 and 12 facilities at December 31, 1999 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

                           HISTORICAL FINANCIAL DATA

     The following table sets forth our summary historical consolidated financial data for the years ended December 31, 1999, 1998 and 1997 and the six-month periods ended June 30, 2000 and 1999, certain selected ratios for the years ended December 31, 1999, 1998 and 1997 and the twelve-month periods ended June 30, 2000 and 1999 and our financial position at June 30, 2000. This financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 1999 and the unaudited condensed consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. Financial data for the six-month periods ended June 30, 2000 and 1999 and at June 30, 2000 and the selected ratios for the twelve-month periods ended June 30, 2000 and 1999 are unaudited and, in the opinion of our management, include all adjustments necessary for a fair presentation of the data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

                                                              SIX MONTHS                       YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           2000         1999         1999         1998         1997
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
                                                                            (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Revenues............................................  $    8,404   $    8,816   $   16,657   $   18,681   $   18,819
  Interest expense....................................         255          229          471          561          493
  Income from continuing operations...................          24          428          657          532          182
  Net income (loss)...................................          24          428          657          379         (305)
OPERATING DATA:
  EBITDA (a)..........................................  $    1,705   $    1,584   $    2,888   $    2,868   $    2,851
  Number of hospitals at end of period (b)............         195          204          195          281          309
  Number of licensed beds at end of period (c)........      42,240       43,969       42,484       53,693       60,643
  Admissions (d)......................................     788,700      873,200    1,625,400    1,891,800    1,915,100
  Equivalent admissions (e)...........................   1,166,500    1,300,200    2,425,100    2,875,600    2,901,400
  Average length of stay (days) (f)...................         5.0          5.0          4.9          5.0          5.0
  Average daily census (g)............................      21,611       23,992       22,002       25,719       26,006
PERCENTAGE CHANGE FROM PRIOR YEAR PERIOD:
  Revenues............................................        (4.7)%       (8.9)%      (10.8)%       (0.7)%        0.2%
  Admissions (d)......................................        (9.7)       (11.2)       (14.1)        (1.4)         1.0
  Equivalent admissions (e)...........................       (10.3)       (12.7)       (15.7)        (1.1)         2.7
  Revenue per equivalent admission....................         6.3          4.4          5.7          0.3         (2.4)

                                                             TWELVE MONTHS                     YEAR ENDED
                                                            ENDED JUNE 30,                    DECEMBER 31,
                                                        -----------------------   ------------------------------------
                                                           2000         1999         1999         1998         1997
                                                        ----------   ----------   ----------   ----------   ----------
                                                              (UNAUDITED)
SELECTED RATIOS:
  Ratio of EBITDA to interest expense.................         6.1x         5.6x         6.1x         5.1x         5.8x
  Ratio of total debt to EBITDA.......................         2.3x         2.4x         2.2x         2.4x         3.3x
  Ratio of total debt to total capitalization.........          53%          52%          50%          45%          54%
  Ratio of earnings to fixed charges..................         2.0x         2.9x         3.1x         2.6x         1.8x

                                                             AT
                                                        JUNE 30, 2000
                                                        -------------
                                                         (UNAUDITED)
FINANCIAL POSITION:
  Assets..............................................     $17,692
  Working capital.....................................         407
  Long-term debt, including amounts due within one
    year..............................................       6,967
  Minority interests in equity of consolidated
    entities..........................................         739
  Stockholders' equity................................       5,379

---------------

    (a) EBITDA is defined as income before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, settlement with federal government, restructuring of operations and investigation-related costs, minority interests and income taxes. EBITDA is commonly used as an analytical indicator within the health care industry, and also serves as a measure of leverage capacity and debt service ability. You should not consider EBITDA as a measure of financial performance under generally accepted accounting principles. The items excluded from EBITDA are significant components in understanding and assessing financial performance. You should not consider EBITDA in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

    (b) Excludes nine facilities at June 30, 2000, 16 facilities at June 30, 1999, 12 facilities in 1999, 24 facilities in 1998 and 27 facilities in 1997 that are not consolidated (accounted for using the equity method) for financial reporting purposes.

    (c) Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

    (d) Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals. Management and certain investors use admissions as a general measure of inpatient volume.

    (e) Management and certain investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions are computed by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

    (f) Represents the average number of days admitted patients stay in our hospitals.

    (g) Represents the average number of patients in our hospital beds each day.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

 SIX MONTHS
   ENDED
  JUNE 30,           YEAR ENDED DECEMBER 31,
------------   ------------------------------------
2000    1999   1999    1998    1997    1996    1995
----    ----   ----    ----    ----    ----    ----
1.52x   3.70x  3.11x   2.58x   1.81x   4.99x   3.94x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the offering of the Notes, after deducting the estimated underwriting discount and expenses of the offering, will be approximately $498.6 million. We intend to use the net proceeds from the sale of the Notes to reduce the balance outstanding on our $1.2 billion bank term loan that we entered into in March 2000. As of September 14, 2000, we had $1.0 billion outstanding under the 2000 bank term loan. Based on our current credit ratings, borrowings under the 2000 bank term loan have an all-in cost of LIBOR plus 1.75% per annum (8.38% at August 31, 2000). The maturity date of the 2000 bank term loan is September 13, 2001.

                                 CAPITALIZATION

     The following table sets forth our total capitalization as of June 30, 2000 and as adjusted to give effect to (i) on a pro forma basis, the offering of $750,000,000 of our 8.750% Notes due 2010 completed on August 18, 2000 and the use of net proceeds from that offering, and (ii) the offering of Notes by this prospectus supplement and the use of net proceeds from this offering.

                                                                 AS OF JUNE 30, 2000
                                                              -------------------------
                                                                              PRO FORMA
                                                                                 AS
                                                              HISTORICAL      ADJUSTED
                                                              ----------      ---------
                                                                     (UNAUDITED;
                                                                DOLLARS IN MILLIONS)

Long-term debt due within one year..........................   $   691         $   691
                                                               -------         -------
Long-term debt:
  Senior collateralized debt due through 2034...............       176             176
  Senior debt due through 2095..............................     3,576           4,826
  Bank term loans...........................................     1,700           1,200
  Bank credit agreement.....................................       700              --
  Subordinated debt due through 2015........................       124             124
                                                               -------         -------
          Total long-term debt..............................     6,276           6,326
                                                               -------         -------
          Total debt........................................     6,967           7,017
                                                               -------         -------
Minority interests in equity of consolidated entities.......       739             739
                                                               -------         -------
Stockholders' equity:
  Common stock $.01 par value per share; authorized
     1,600,000,000 voting shares and 50,000,000 nonvoting
     shares; outstanding 536,491,600 voting shares and
     21,000,000 nonvoting shares............................         6               6
  Capital in excess of par..................................       722             722
  Other.....................................................         8               8
  Accumulated other comprehensive income....................        43              43
  Retained earnings.........................................     4,600           4,600
                                                               -------         -------
          Total stockholders' equity........................     5,379           5,379
                                                               -------         -------
          Total capitalization..............................   $13,085         $13,135
                                                               =======         =======

                            DESCRIPTION OF THE NOTES

     The Notes being offered will be issued under an indenture, dated as of December 16, 1993, as supplemented on May 25, 2000, between HCA and The First National Bank of Chicago. Bank One Trust Company, N.A., the successor of The First National Bank of Chicago, will act as the Trustee. A form of the indenture is filed as an exhibit to the registration statement, of which the accompanying prospectus is a part. The following is a summary of certain provisions of the indenture and of the Notes (or debt securities, as they are referred to in the accompanying prospectus). This summary does not purport to be complete and is subject to, and qualified by, the indenture.

     We are issuing $500,000,000 of our floating rate notes, which will mature on September 19, 2002. The floating rate notes will bear interest at LIBOR plus 1.50%.

     We will pay interest quarterly in arrears on March 19, June 19, September 19, and December 19 of each year (each an "interest payment date") beginning December 19, 2000, and on the maturity date. If any of the quarterly interest payment dates listed above falls on a day that is not a business day, we will postpone the interest payment date to the next succeeding business day. Interest on the floating rate notes will be computed on the basis of a 360-day year for the actual number of days elapsed.

     Interest on the floating rate notes will accrue from, and including, September 19, 2000, to, and excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for, to, but excluding, the next interest payment date or the maturity date, as the case may be. We will refer to each of these periods as an "interest period." You can calculate the amount of accrued interest that we will pay for any interest period by multiplying the face amount of the floating rate notes by the interest rate applicable for the interest period divided by 360 days and multiplied by the number of days in the interest period.

     If the maturity date of the floating rate notes falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due to you. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment to you on the next succeeding business day.

     We will pay the interest payable for any interest payment date to the person in whose name the note is registered at the close of business on the fifteenth calendar day, whether or not a business day, immediately preceding the interest payment date. However, we will pay interest on the maturity date to the person to whom the principal will be payable.

     When we use the term "business day," we mean any day except a Saturday, a Sunday or a legal holiday in the City of New York, New York, on which banking institutions are authorized or required by law, regulation or executive order to close; provided that the day is also a London business day. "London business day" means any day on which dealings in United States dollars are transacted in the London interbank market.

     The calculation agent appointed by us, initially Bank One Trust Company, N.A., will recalculate the interest rate on the floating rate notes. The interest rate will be equal to LIBOR plus 1.50%. The interest rate in effect for the period from September 19, 2000 to December 19, 2000, the initial interest reset date, will be LIBOR, as determined on September 14, 2000, plus 1.50%. The calculation agent will reset the interest rate on each interest payment date, each of which we will refer to as an "interest reset date." The second London business day preceding an interest reset date will be the "interest determination date" for that interest reset date. The interest rate in effect on each day that is not an interest reset date will be the interest rate determined as of the interest determination date pertaining to the immediately preceding interest reset date. The interest rate in effect on any day that is an interest reset date will be the interest rate determined as of the interest determination date pertaining to that interest reset date, except that the interest rate in effect for the period from and including September 19, 2000 to the first interest reset date will be the initial interest rate.

     The calculation agent will determine "LIBOR" in accordance with the following provisions:

     (i) With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months commencing on the first day of the applicable interest period that appears on Telerate Page 3750 as of 11:00 A.M. London time, on that interest determination date. If no rate appears, LIBOR for that interest determination date will be determined in accordance with the provisions described in (ii) below.

     (ii) With respect to an interest determination date on which no rate appears on Telerate Page 3750, as specified in (i) above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the first day of the applicable interest period, to prime banks in the London interbank market at approximately 11:00 A.M. London time, on that interest determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, the LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M. in the City of New York, New York, on the interest determination date by three major banks in the City of New York, New York, selected by the calculation agent for loans in United States dollars to leading European banks, having a three-month maturity and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

     "Telerate Page 3750" means the display designated as "Page 3750" on Bridge Telerate, Inc. or any successor service, for the purpose of displaying the London interbank rates of major banks for United States dollars.

     The Notes will be issued in book-entry form only.

     Several banks and other financial institutions have provided us with a $1.2 billion credit facility under a term loan agreement dated as of March 13, 2000, as amended. As of September 14, 2000 we had $1.0 billion outstanding under the 2000 bank term loan. We will be in default under the Notes if a default occurs under that agreement (as it may be amended, modified, extended, renewed or replaced from time to time) and that default results in an acceleration of the maturity of our indebtedness under that agreement. A declaration of the acceleration of the maturity of the Notes for this reason is subject to annulment if the default that caused acceleration of the indebtedness under the term loan agreement is cured or waived and the Trustee is given notice of the cure or waiver within sixty (60) days of the declaration. We do not need the consent of the holders of the Notes to enter into any amendment, modification, extension, renewal or replacement of the term loan agreement. An acceleration of the indebtedness under the term loan agreement will cease to constitute a default following the time, if ever, as the Notes are rated Baa3 (or the equivalent) or higher by Moody's and BBB- (or the equivalent) or higher by Standard & Poor's. "Moody's" means Moody's Investors Service, Inc.

and its successors. "Standard & Poor's" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.

     You can find more detailed information regarding the terms of the Notes in the prospectus under the heading "Description of the Debt Securities."

BOOK-ENTRY SYSTEM

     The Depository Trust Company, New York, New York, will act as the Depositary for the Notes. The Notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of the Depositary. The provisions described under "Description of the Debt Securities -- Book-Entry System" in the accompanying prospectus will apply to the Notes. Accordingly, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants.

     The Depositary has advised us and the Underwriters that it is:

     - a limited purpose trust company organized under the New York Banking Law,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the United States Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934, as amended.

     The Depositary holds securities, such as the Notes, deposited by its direct participants. The Depositary also facilitates the settlement among direct participants of securities transactions in deposited securities, such as transfers and pledges, through electronic computerized book-entry changes in the direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. These entities are known as indirect participants. The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC.

     Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made in immediately available funds to the Depositary's nominee as the registered owner of the global securities. Under the terms of the Notes, we and the Trustee will treat the persons in whose names the Notes are registered as the owners of the Notes for the purpose of receiving payment of principal and interest on them and for all other purposes whatsoever. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the global securities to owners of beneficial interests in the global securities. The Depositary has advised us and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the Depositary's records, unless the Depositary has reason to believe that it will not receive payment on the payment date. Payments by direct and indirect participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such direct and indirect participants and not of the Depositary, the Trustee, or HCA, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Trustee or HCA. Disbursement of such payments to the owners of beneficial interests in the global securities shall be the responsibility of the Depositary and direct and indirect participants.

     Notes represented by a global security will be exchangeable for Notes in definitive form of like tenor issuable in authorized denominations and registered in such names as the Depositary shall direct, only if either (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global security or if at any time the Depositary ceases to be a clearing agency registered under applicable law and we do not appoint a successor depositary within 90 days or (ii) we, in our discretion at any time, determine not to require all of the Notes of the series to be represented by a global security and so notify the Trustee. The Notes will be in denominations of $1,000 and in any greater amount that is an integral multiple. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as the Depositary continues to make its same-day funds settlement system available to us, all payments of principal and interest on the Notes will be made by us in immediately available funds.

                                  UNDERWRITING

     We and the Underwriters have entered into an Underwriting Agreement relating to the offering and sale of the Notes. In the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has severally agreed to purchase from us, the principal amount of Notes that appears opposite its name in the table below:

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Chase Securities Inc........................................    $495,000,000
J.P. Morgan Securities Inc..................................    $  5,000,000
                                                                ------------
          Total.............................................    $500,000,000
                                                                ============

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase the Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The Underwriters have agreed to purchase all of the Notes if any of them are purchased.

     The Underwriters have advised us that they propose to offer the Notes to the public at the public offering price that appears on the cover page of this prospectus supplement. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     In the Underwriting Agreement, we have agreed that:

     - we will pay our expenses related to this offering, which we estimate will be $150,000; and

     - we will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The Underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The Underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

     In connection with the offering of the Notes, the Underwriters may engage in overallotment, stabilizing and syndicate-covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate-covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate-covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate-covering transactions, they may discontinue them at any time.

     An affiliate of Chase Securities Inc. engages in various general financing and banking transactions with us and our affiliates. In particular, an affiliate of Chase Securities Inc. is the administrative agent and a lender under our senior credit facilities and will receive a portion of the amounts repaid under our 2000 bank term loan with the net proceeds of the offering. Because more than 10% of the net proceeds will be paid to affiliates of the Underwriters, the offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. In accordance with that rule, J.P. Morgan Securities Inc. is acting as, and assuming the responsibilities of, a "qualified independent underwriter" in pricing the offering and conducting due diligence.

PROSPECTUS

                            COLUMBIA/HCA HEALTHCARE
                                  CORPORATION

                                 $1,500,000,000

                                DEBT SECURITIES

                             ---------------------

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

     You should rely only on the information incorporated by reference or provided in this prospectus and the prospectus supplement. Neither we nor any underwriter has authorized anyone else to provide you with different information. This prospectus is not an offer to sell and it is not soliciting an offer to buy these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

     We will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

August 5, 1999

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You may read and copy these reports at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. You may also inspect these reports at the SEC's New York Regional Office, Seven World Trade Center, New York, New York 10048, at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock trades. In addition, the SEC maintains an Internet site that contains reports and other information regarding us (http://www.sec.gov).

     We have registered these securities with the SEC on Form S-3 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement. You may obtain copies of the Registration Statement, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

     - our Annual Report on Form 10-K for the year ended December 31, 1998;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     - our Current Reports on Form 8-K dated February 23, 1999, April 21, 1999, May 11, 1999 and July 28, 1999; and

     - any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     You may obtain copies of the above information (including exhibits), upon written or oral request, without charge. You should direct requests to John M. Franck II, Corporate Secretary, Columbia/HCA Healthcare Corporation, One Park Plaza, Nashville, Tennessee 37203 or by telephone at (615) 344-9551. Our web site address is www.columbia-hca.com.

                                  THE COMPANY

     Columbia/HCA Healthcare Corporation is a holding company whose affiliates own and operate hospitals and related health care entities. The term "affiliates" includes our direct and indirect subsidiaries and partnerships and joint ventures in which our subsidiaries are partners. At June 30, 1999, these affiliates owned and operated 204 hospitals and 81 freestanding surgery centers and provided extensive outpatient and ancillary services. Our affiliates are also partners in several 50/50 joint ventures that own and operate 16 hospitals and four freestanding surgery centers, which are accounted for using the equity method. Our facilities are located in 24 states, England and Switzerland.

     Our primary objective is to provide a comprehensive array of quality health care services in the most cost-effective manner possible. Our hospitals provide a full range of medical services including such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. We also provide outpatient and ancillary health care services at both our general acute care hospitals and at our freestanding facilities, including outpatient surgery and diagnostic centers, rehabilitation facilities, home health care agencies and other facilities. In addition, we operate psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings.

     We were formed in January 1990 as a Nevada corporation and reincorporated in Delaware in September 1993. Our principal executive offices are located at One Park Plaza, Nashville, Tennessee 37203, and our telephone number at that address is (615) 344-9551.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of our consolidated earnings to fixed charges for the periods presented.

   FOR THE SIX
  MONTHS ENDED
    JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
  -------------   -------------------------------------
  1999    1998    1998    1997    1996    1995    1994
  -----   -----   -----   -----   -----   -----   -----
  3.70x   2.86x   2.58x   1.81x   4.99x   3.94x   4.09x

     For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before minority interests, income taxes and fixed charges. "Fixed charges" consist of interest expense, debt amortization costs and one-third of rent expense, which approximates the interest portion of rent expense.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement accompanying this prospectus, we intend to use the net proceeds from the sale of the debt securities for general corporate purposes. We intend to offer the debt securities periodically when prevailing interest rates and other market conditions are advantageous.

                       DESCRIPTION OF THE DEBT SECURITIES

GENERAL

     The description below of the general terms of the debt securities will be supplemented by the more specific terms in the prospectus supplement.

     We will issue the debt securities in one or more series under an indenture dated as of December 16, 1993 between us and The First National Bank of Chicago, which we will call the "Trustee." The indenture describes the terms of the debt securities and does not limit the amount of debt securities or other unsecured, senior debt that we may issue.

     The debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness. The indenture limits our ability and that of our subsidiaries under certain circumstances to secure debt by mortgages on our principal properties, by entering into sale and lease-back transactions or by issuing subsidiary debt or preferred stock. In a liquidation or reorganization of any of our subsidiaries, the right of holders of the debt securities to participate in any distribution is subject to the prior claims of creditors of that subsidiary, except to the extent that we are a creditor.

     In addition to the following description of the debt securities, you should refer to the detailed provisions of the indenture, a copy of which is filed as an exhibit to the Registration Statement. The article and section numbers refer to those in the indenture.

     The prospectus supplement will specify the following terms of the issue of debt securities:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued and are or will be payable;

     - the rate or rates at which the debt securities will bear interest, if any, or the method by which such rate or rates shall be determined, and the date or dates from which such interest, if any, will accrue;

     - the date or dates on which such interest, if any, will be payable, the method of determining holders to whom any of the interest shall be payable and the manner in which any interest payable on a global debt security will be paid if other than book-entry;

     - each office or agency where the principal, premium and interest on the debt securities will be payable and where the debt securities may be presented for registration of transfer or exchange;

     - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed at our option;

     - our obligation, if any, to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder, and the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities will be redeemed, repaid or purchased pursuant to any such obligation;

     - whether the debt securities are to be issued with original issue discount within the meaning of Section 1273(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder;

     - whether the debt securities are to be issued in whole or in part in the form of one or more global notes and, if so, the identity of the depositary, if any, for such global note or notes;

     - if other than dollars, the foreign currency or currencies or foreign currency units in which the principal, premium and interest on the debt securities shall or may be paid and, if applicable, whether at our election and/or that of the holder, and the conditions and manner of determining the exchange rate or rates;

     - any index used to determine the amount of payment of principal, premium and interest on the debt securities;

     - any addition to, or modification or deletion of, any events of default or covenants provided for with respect to the debt securities;

     - any other detailed terms and provisions of the debt securities that are not inconsistent with the indenture (Section 301); and

     - any special provisions for the payment of additional amounts with respect to the debt securities.

     The debt securities may be issued at a substantial discount below their stated principal amount. The prospectus supplement will describe any federal income tax consequences and other special considerations applicable to discount securities. Discount securities may provide for the declaration or acceleration of the maturity of an amount less than the principal amount if an event of default occurs and continues.

DENOMINATIONS, REGISTRATION AND TRANSFER

     Unless we state otherwise in a prospectus supplement, we will issue the debt securities in registered form and in denominations of $1,000 or any multiple thereof (Section 302). You will be able to exchange the debt securities of any series (other than a global note) for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms, as long as the debt securities are issued in authorized denominations. You may exchange the debt securities at the office of the Security Registrar or co-Security Registrar that we designate in a prospectus supplement. We will not impose any service charge for the exchange of any debt security; however, we may ask you to pay any taxes and other governmental charges as described in the indenture. The Security Registrar or co-Security Registrar will effect the exchange when satisfied with your documents of title and identity. We have appointed the Trustee as Security Registrar (Section 305).

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in a prospectus supplement, we will make principal, premium, and interest payments at the office of our Paying Agent. We may determine to pay any interest, including any installment of interest, (i) by check mailed to you at the address in the register or (ii) by wire transfer to the holder's account (Section 307).

     Unless otherwise indicated in a prospectus supplement, the Trustee will act as our sole Paying Agent with respect to the debt securities, through its principal office in the Borough of Manhattan, The City of New York. We will name any additional Paying Agents in a prospectus supplement. We may at any time rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, but we must maintain a Paying Agent in each place of payment for a series of the debt securities.

     If we have paid any moneys to the Trustee or a Paying Agent for the principal, premium, and interest on any debt securities, and those moneys remain unclaimed two years after due and payable, the moneys will be repaid to us and the holder of the debt securities may thereafter look only to us for any payment (Section 1103).

BOOK-ENTRY SYSTEM

     We may issue the debt securities in whole or in part in book-entry only form, which means that they will be represented by one or more permanent global notes that will be deposited with a depositary located in the United States. We will identify the depositary and describe the specific terms of the depositary arrangement in the prospectus supplement relating to each series. We will refer to this form here and in the prospectus supplement as "book-entry only." The following discussion pertains to securities that are issued in book-entry only form.

     One or more global notes will be issued to and registered in the name of the depositary or its nominee. The depositary will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant will then keep a record of its clients who purchased the securities. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by the depositary and its participants.

     So long as a depositary or its nominee is the registered owner of a global note, it will be considered the sole owner of the debt securities under the indenture. Except as provided below, you will not be entitled to have debt securities registered in your name, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the owner under the indenture. Certain jurisdictions that require purchasers of securities to take physical delivery of securities in definitive form may impair the ability to transfer beneficial interests in a global note. Neither we, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for payments on account of, or for maintaining, supervising or reviewing any records relating to, the beneficial ownership interests.

     We will make payments of principal, premium and interest on debt securities to the depositary or its nominee, as the registered owner of the global note. We expect that the depositary for debt securities of a series, upon receipt of any payment of principal, premium or interest in respect of a global note, will credit immediately participants' accounts with payments according to their respective holdings of beneficial interests in the global note as shown on the records of the depositary. We also expect that standing instructions and customary practices will govern payments by participants to owners of beneficial interests in the global note held through the participants, as is now the case with securities held for the accounts of customers registered in "street name." These payments will be the responsibility of the participants.

     A global note may not be transferred, except that the depositary, its nominees and their successors may transfer an entire global note to one another. Debt securities represented by a global security would be exchangeable for certificates in definitive registered form with the same terms in authorized denominations only if:

     - a depositary of a series is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days; or

     - we determine at any time not to have any debt securities represented by one or more global notes.

In either instance, an owner of beneficial interests in a global note will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and to physical delivery in definitive form (Section 304).

LIMITATIONS ON US AND OUR SUBSIDIARIES

  Limitations on Mortgages

     The indenture provides that neither we nor any of our subsidiaries will issue, assume or guarantee any indebtedness or obligation secured by mortgages, liens, pledges or other encumbrances upon any principal property (which means each of our acute care hospitals that

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provides general medical and surgical services), unless the debt securities shall be secured equally and ratably with (or prior to) such debt (Section
1105). This restriction will not apply to:

     - mortgages securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the mortgages are incurred within 18 months of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements;

     - mortgages existing on property at the time of its acquisition by us or our subsidiary or on the property of a corporation at the time of the acquisition of such corporation by us or our subsidiary;

     - mortgages to secure debt on which the interest payments are exempt from federal income tax under Section 103 of the Internal Revenue Code;

     - mortgages in favor of us or a consolidated subsidiary;

     - mortgages existing on the date of the indenture;

     - certain mortgages to governmental entities;

     - mortgages incurred in connection with the borrowing of funds used to repay debt within 120 days in the same principal amount secured by other mortgages on principal property with at least the same appraised fair market value;

     - mortgages incurred within 90 days (or any longer period, not in excess of one year, as permitted by law) after acquisition of the related property or equipment arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code; and

     - any extension, renewal or replacement of any mortgage referred to above, provided the amount secured is not increased and it relates to the same property.

  Limitations on Sale and Lease-Back

     The indenture provides that neither we nor any subsidiary will enter into any sale and lease-back transaction with respect to any principal property with another person unless either:

     - we or our subsidiary could incur indebtedness secured by a mortgage on the property to be leased; or

     - within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property, net of all debt securities delivered under the indenture, to the voluntary retirement of our funded debt or the acquisition or construction of a principal property (Section 1106).

  Limitations on Subsidiary Debt and Preferred Stock

     The indenture provides that none of our restricted subsidiaries may, directly or indirectly, create, incur, issue, assume or otherwise become liable with respect to, extend the maturity of, or become responsible for the payment of, any debt or preferred stock except:

     - debt outstanding on the date of the indenture;

     - debt representing the assumption by one restricted subsidiary of debt of another;

     - debt or preferred stock of any corporation or partnership existing when it becomes a subsidiary;

     - debt of a restricted subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations or from guarantees, letters of credit,

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

       surety bonds or performance bonds securing any of our obligations or those of our subsidiaries incurred or assumed in connection with the disposition of any business, property or subsidiary, except for the purpose of financing an acquisition, provided that the maximum aggregate liability does not exceed the gross proceeds from the disposition;

     - debt of a restricted subsidiary in respect of performance, surety and other similar bonds, bankers acceptances and letters of credit provided in the ordinary course of business;

     - debt secured by a mortgage incurred to finance the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the mortgage and debt are incurred within 18 months of the later of the acquisition or completion of construction and full operation or additions, repairs, alterations or improvements and the mortgage does not relate to any other property;

     - permitted subsidiary refinancing debt (as defined in the indenture);

     - debt of a restricted subsidiary to us or another subsidiary as long as we hold it; or

     - any obligation pursuant to a permitted sale and lease-back transaction (Section 1107).

  Exempted Transactions

     Even if otherwise prohibited by these limitations, if the aggregate outstanding principal amount of all our other debt and that of our subsidiaries subject to these limitations does not exceed 15% of our consolidated net tangible assets, then:

     - we or any of our subsidiaries may issue, assume or guarantee debt secured by mortgages;

     - we or any of our subsidiaries may enter into any sale and lease-back transaction; and

     - any restricted subsidiary may issue, assume or become liable for any debt or preferred stock (Section 1108).

EVENTS OF DEFAULT

     Under the indenture, an event of default applicable to the debt securities of any series means:

     - failure to pay the principal or any premium on any debt security of that series when due;

     - failure to pay any interest on any debt security of that series when due, continued for 30 days;

     - failure to deposit any sinking fund payment in respect of any debt security of that series when due;

     - failure to perform, or the breach of, any of our other applicable covenants or warranties in the indenture, continued for 60 days after written notice;

     - events in bankruptcy, insolvency or reorganization; and

     - any other event of default provided with respect to debt securities of that series (Section 501).

     If any event of default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount, or in the case of discount securities, a portion of the principal amount, of all the debt securities of that series to be due and payable immediately. The holders may, under certain circumstances, rescind and annul this acceleration prior to obtaining a judgment or decree (Section 502).

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

     Other than the duties of the Trustee during a default to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless the holders shall have offered to the Trustee reasonable indemnity (Section 603). Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of that series (Section 512).

     We will furnish the Trustee annually with a statement as to our performance of certain obligations under the indenture and as to any default in our performance (Section 1109).

MODIFICATION AND WAIVER

     We and the Trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected. We must have the consent of the holder of each outstanding debt security affected to:

     - change the stated maturity of the principal of, or any installment of interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of discount securities payable upon acceleration of the maturity;

     - change the currency of payment of principal, premium or interest on any debt security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

     - reduce the percentage of holders whose consent is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or certain defaults (Section
       1002).

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each series may, on behalf of all holders of that series, waive any past default under the indenture with respect to debt securities of that series. However, such holders may not waive a past default in the payment of principal, premium or interest, or any sinking fund installment with respect to the debt securities, or waive a covenant or provision that cannot be modified or amended, without the consent of the holders of each outstanding debt security affected (Section 513).

CONSOLIDATION, MERGER, SALE OR LEASE OF ASSETS

     We may consolidate with or merge into, or transfer or lease our assets to, any corporation without the consent of the holders of any of the outstanding debt securities under the indenture if:

     - the successor corporation assumes our obligations on the debt securities and under the indenture;

     - after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

     - other conditions are met (Section 901).

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

DEFEASANCE

     If so specified in a prospectus supplement, we may be discharged from all obligations under the debt securities of any series, and we will not be subject to the limitations in the indenture discussed in the above sections, if we deposit with the Trustee trust money or U.S. government obligations that are sufficient to pay all principal, premium and interest on the debt securities of the series. We would deliver to the Trustee an opinion of counsel to the effect that the deposit and related defeasance would not (1) cause the holders of the debt securities of the series to recognize income, gain or loss for United States income tax purposes or (2) result in the delisting of the debt securities from any national securities exchange (if so listed) (Article Fourteen).

NOTICES

     Notices to holders will be mailed to the addresses of the holders listed in the security register (Sections 101, 105).

GOVERNING LAW

     We will construe the indenture and the debt securities in accordance with the laws of the State of New York (Section 111).

CONCERNING THE TRUSTEE

     The Trustee has normal banking relationships with us.

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

                              PLAN OF DISTRIBUTION
GENERAL

     We may sell the debt securities directly to purchasers or through underwriters, dealers or agents. We may distribute the debt securities in one or more transactions, either at a fixed price or varying prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The prospectus supplement will identify the terms of the offering, the names of the underwriters or agents, the purchase price, any underwriting discounts, the method of distribution and the time and place of delivery of the debt securities.

     In connection with the sale of debt securities, underwriters, dealers or agents may receive discounts, concessions or commissions from us or from purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities may qualify as underwriters under the Securities Act of 1933. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation paid by us.

     We may agree to indemnify underwriters, dealers and agents that participate in the distribution of debt securities against liabilities, including liabilities under the Securities Act of 1933.

     Since each issuance of a series of these debt securities will have no established trading market, broker-dealers may make a market in the debt securities. We cannot assure the liquidity of the trading market for the debt securities.

DELAYED DELIVERY ARRANGEMENT

     If so indicated in a prospectus supplement, we will authorize dealers or agents to solicit offers by certain institutions to purchase debt securities from us pursuant to contracts providing for payment and delivery on a future date, if so permitted by the purchaser's jurisdiction. We must approve all institutions, which may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The dealers and other agents will not be responsible for the validity or performance of these contracts.

                                 LEGAL OPINIONS

     John M. Franck II, our Senior Counsel and Corporate Secretary, is passing upon the validity of the debt securities for us. As of June 30, 1999, Mr. Franck owned approximately 6,556 shares and had options to purchase 125,620 shares of our common stock. Jenkens & Gilchrist, a Professional Corporation, is passing upon legal matters in connection with the offering of the debt securities for any underwriters, dealers or agents. Jenkens & Gilchrist has rendered, and continues to render, legal services to us.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                          HCA - THE HEALTHCARE COMPANY